 Q Search



Anton Waitz

General Partner at Project A Ventures

Berlin Area, Germany

Connect ...

 **Project A Ventures**

 **IESE Business School**

 **See contact info**

 **500+ connections**

Experience



General Partner
Project A Ventures
Oct 2016 – Present · 2 yrs 5 mos
Berlin, Germany



Axel Springer Digital Ventures Inc
4 yrs

 **Managing Director**
Jan 2014 – Sep 2016 · 2 yrs 9 mos
Palo Alto & New York, USA

Office of the Chairman & CEO
2012 – Jan 2014 · 2 yrs
Berlin, Germany

Miscellaneous Institutions
8 yrs

 **Law Practice**
2007 – 2010 · 3 yrs

- Noerr LLP (Business and Media Law Firm), Berlin
- German Embassy, Accra/Ghana
- Civil Court & Public Prosecution, Hamburg

Part-Time Work / Internships
2002 – 2007 · 5 yrs

- European Parliament, Brussels
- Freshfields Bruckhaus Deringer, Berlin
- Schertz Bergmann Rechtsanwälte, Berlin
- Stylepark AG, Frankfurt a.M.... See more

Co-Founder
Kinderspiel e.V.
2004 – 2010 · 6 yrs

Non-Profit Association fostering low-threshold social projects focused on young people in need

 

IESE Business School

Master of Business Administration (MBA)

2010 – 2012

City of Hamburg

Second State Exam, Law

2008 – 2010

Albert-Ludwigs-Universität Freiburg im Breisgau

Ph.D., IP Law

2006 – 2008

Show 1 more education ∨

Skills & Endorsements

Rockets · 4

Pascal Finette and 3 connections have given endorsements for this skill

Recommendations

Received (0)   **Given (1)**

Sebastian Bourmer
CFO and Member of the
Management Board at
Statista

August 16, 2016, Sebastian
worked with Anton in the same
group

Sebastian and I worked together at Axel Springer, where he was
in the Digital Content team responsible for M&A, VC investments
and portfolio management, while I was heading US Digital
Ventures. We worked closely together on a number of deals and
projects. Sebastian was a hard-working, reliable and ... **See more**



       